Delisting Determination,The Nasdaq Stock Market, LLC,
July 19, 2018, Argos Therapeutics, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Argos Therapeutics, Inc.
(the Company), effective at the opening of the trading session on June 18, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(2)(A).
The Company was notified of the Staffs determination on October 26, 2017. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
January 17, 2018, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rules 5450(b)(2)(A), 5450(b)(2&3)(C) and 5450(a)(1). However, the Company was unable to meet the exception milestones as required.
On April 23, 2018, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on April 25, 2018.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on June 7, 2018.